SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Persuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated February 14th, 2007

Swedish Match AB

(Translation of Registrant’s Name into English)

Rosenlundsgatan 36

S-118 85 Stockholm, Sweden

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      X        Form 40-F

(Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                  No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-             )

Enclosure: Swedish Match – Report on Operations full year 2006

SIGNATURES

Persuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Swedish Match AB

Date: February 14th, 2007	By:	/s/ Bertil Raihle
Bertil Raihle
Vice President Corporate Control

Report on Operations full year 2006

•	Net sales for the fourth quarter amounted to 3,457 MSEK (3,500), and 12,911 MSEK (13,311) for the full year

•	Operating income increased by 18% to 799 MSEK (678) for the fourth quarter and by 15% to 3,235 MSEK (2,825) for the full year

•	Net income for the fourth quarter amounted to 602 MSEK (456), and 2,331 MSEK (1,777) for the full year

•	EPS for the fourth quarter was up 48% to 2.18 SEK (1.47), and up 45% to 8.12 SEK (5.61) for the full year

•	The Board proposes an increased dividend to 2.50 SEK (2.10)

Summary of Consolidated Income Statement

	October – December		Full year 2006	Full year 2005
MSEK	2006	2005
Sales	3,457	3,500	12,911	13,311
Operating income excl. larger one time items	799	678	3,087	2,618
Operating income	799	678	3,235	2,825
Income before tax	853	642	3,167	2,696
Net income incl. minority interest	602	456	2,331	1,777
Earnings per share (SEK)	2.18	1.47	8.12	5.61

Sales and results for the fourth quarter

In local currencies and excluding divested businesses sales for the fourth quarter 2006 increased by 10 percent compared with the fourth quarter 2005. Reported sales for the fourth quarter decreased by 1 percent to 3,457 MSEK (3,500). Currency translation has affected the sales comparison negatively by 197 MSEK.

For snuff, sales increased by 18 percent during the fourth quarter, to 963 MSEK (819) and operating income increased by 17 percent to 460 MSEK (392). North European snuff sales were up 25 percent, stemming from higher than normal volumes due to hoarding in anticipation of an excise tax increase on snuff in Sweden effective January 1, 2007. North American snuff sales were flat, but were up 11 percent in local currency terms. The operating margin reached 47.8 percent (47.8).

Sales of cigars in the fourth quarter increased to 857 MSEK (834), while operating income declined by 8 percent, to 163 MSEK (176). Sales and operating income for cigars grew in the US. Sales grew in Europe, but operating income declined, due to a less profitable product mix and some restructuring costs. Operating margin for cigars declined to 19.0 percent (21.1).

Group operating income for the fourth quarter increased by 18 percent to 799 MSEK (678). Currency translation has affected the operating income comparison negatively by 53 MSEK.

Operating margin for the fourth quarter amounted to 23.1 percent compared to 19.4 percent for the fourth quarter 2005.

In the fourth quarter financial income was favorably impacted by a gain on a sale of securities with an amount of 111 MSEK before tax.

EPS (basic) for the fourth quarter was 2.18 SEK (1.47). Diluted EPS amounted to 2.18 SEK (1.46).

Sales and results full year 2006

Sales for the year amounted to 12,911 MSEK (13,311). In local currencies sales increased by 3 percent, excluding divested businesses. Currency translation has affected the sales comparison negatively by 67 MSEK. Operating income increased by 15 percent, and amounted to 3,235 MSEK (2,825). Last year’s operating income included a 206 MSEK income from the sale of the General Cigars headquarters building. This year’s operating income was positively affected by a pension plan curtailment gain of 148 MSEK. Operating income excluding these larger one time items amounted to 3,087 MSEK (2,618).

Operating margin for the Group grew to 23.9 percent (19.7) excluding the pension plan curtailment gain in 2006 and the income from the sale of the real estate in 2005.

EPS (basic) for the year was 8.12 SEK (5.61). Diluted EPS amounted to 8.09 SEK (5.59).

The Board proposes an increased dividend to 2.50 SEK (2.10).

Sales by product area

	October - December		Chg %	Full year 2006	Full year 2005	Chg %
MSEK	2006	2005
Snuff	963	819	18	3,363	3,131	7
Cigars	857	834	3	3,407	3,283	4
Chewing Tobacco	240	280	-14	1,063	1,079	-2
Pipe Tobacco & Accessories	226	245	-8	899	920	-2
Lights	388	521	-26	1,503	1,936	-22
Other operations	784	800	-2	2,677	2,962	-10

Total	3,457	3,500	-1	12,911	13,311	-3

Operating income by product area

	October - December		Chg %	Full year 2006	Full year 2005	Chg %
MSEK	2006	2005
Snuff	460	392	17	1,604	1,504	7
Cigars	163	176	-8	747	613	22
Chewing Tobacco	73	100	-27	326	347	-6
Pipe Tobacco & Accessories	62	60	4	261	237	10
Lights	50	-31		247	58	329
Other operations	-9	-20		-99	-140

Subtotal	799	678	18	3,087	2,618	18
Larger one time items
Pension curtailment gain				148
Income from sale of real estate					206

Total	799	678	18	3,235	2,825	15

Operating margin by product area

	October - December		Full year 2006	Full year 2005
Percent	2006	2005
Snuff	47.8	47.8	47.7	48.0
Cigars	19.0	21.1	21.9	18.7
Chewing Tobacco	30.5	35.6	30.7	32.1
Pipe Tobacco & Accessories	27.5	24.4	29.0	25.8
Lights	13.0	-5.9	16.4	3.0

Group*	23.1	19.4	23.9	19.7

*	Excluding larger one time items

Snuff / Snus

Sweden is the world’s largest snuff market measured by per capita consumption. In Sweden, a substantially larger proportion of the male population uses the Swedish type of snuff called snus* compared to cigarettes. The Norwegian market, which is significantly smaller than the Swedish market, is at present showing strong growth. The US is the world’s largest snuff market measured in number of cans and is approximately five times larger than the Swedish market. In Sweden and Norway, Swedish Match has a leading position. In the US, the Company is well positioned as number three on the market. Some of the best known brands include General, Ettan, and Grov in Sweden, Timber Wolf and Longhorn in the US and Taxi in South Africa.

During the fourth quarter, sales increased by 18 percent versus the previous year, to 963 MSEK (819), and operating income increased by 17 percent, to 460 MSEK (392). Currency translation impacts have affected the sales and operating income comparison negatively. Volumes increased in Scandinavia by 27 percent, mainly as a result of the trade load effect in anticipation of the weight based tax increase effective January 1, 2007 for snus in Sweden. Volumes in the US increased by 10 percent, measured in number of cans. Operating margin was 47.8 percent (47.8).

Sales for the year amounted to 3,363 MSEK (3,131), an increase of 7 percent. In Scandinavia sales volumes increased by 9 percent measured in number of cans. In

*	Swedish snus is moist snuff which is produced using a special heat treated process, much like pasteurization as opposed to other snuff products for which a fermentation process is used.

Sweden the increase was 8 percent. Volumes in Norway and tax free sales also increased. Sales volume of both loose and pouched snuff increased. Of Swedish Match snuff volume sold in Sweden, the proportion of pouched snuff for the year was 59 percent compared to 58 percent in 2005.

In the US, sales volumes for 2006 were up by 13 percent versus previous year measured in number of cans. Sales of Longhorn were considerably higher than the year before, and sales for Timber Wolf increased.

In Sweden the Company continued its rollout of Onico, a nicotine and tobacco free pouch product, and Kardus, a premium loose snus product. Kronan, a value priced brand, continued to grow at a rapid pace, and became the best selling value priced brand on the Swedish market. In the US the launch of Wolf Packs, Timber Wolf in pouched form, has continued and Longhorn has been re-launched with a new package design.

Operating income for 2006 for the product area amounted to 1,604 MSEK (1,504), up 7 percent. Operating margin for snuff for the year was 47.7 percent (48.0).

Cigars

Swedish Match is the world’s second largest producer of cigars and cigarillos in sales value. Swedish Match offers a full range of different cigars and brands. Well known brands include Macanudo, La Gloria Cubana, White Owl, Garcia y Vega, La Paz, Hajenius, Justus van Maurik, Willem II, Salsa, and Wings. The US is the largest cigar market in the world where Swedish Match has a leading position in the premium segment and is well established in the segment for machine made cigars. After the US, the most important cigar markets are in Europe, where Swedish Match is well represented in most countries, with an especially good market position in The Netherlands and in the Nordic area.

During the fourth quarter, sales increased by 3 percent, to 857 MSEK (834), while operating income declined to 163 MSEK (176). Currency translation impacts have negatively affected comparisons for both sales and operating income. In local currencies, sales in the fourth quarter increased by 12 percent, while operating income was flat. Operating margin reached 19.0 percent (21.1). During the fourth quarter sales and operating income increased in the US, while in Europe, sales increased but operating income declined. The main increase in sales on the European market came from the acquisition of the Hajenius and Oud Kampen cigar brands. In Europe, a shift toward smaller cigars, reorganization costs and somewhat higher marketing spending had a negative impact on operating margins.

Sales for the year amounted to 3,407 MSEK (3,283), an increase of 4 percent. Sales were up for US premium cigars, US mass market cigars, and European cigars.

Operating income for the year grew by 22 percent to 747 MSEK (613). Excluding restructuring costs of 75 MSEK in 2005, operating income grew by 9 percent. Operating margin amounted to 21.9 percent (21.0 excluding restructuring costs of 75 MSEK). The increase in operating income is primarily due to stronger sales and gross profit and lowered overhead costs following the integration of General Cigar.

Chewing Tobacco

Chewing tobacco is sold primarily on the North American market, mainly in the southern US. Well known brands include Red Man and Southern Pride. Swedish Match is the leading producer of chewing tobacco in the US. The chewing tobacco segment shows a declining trend.

During the fourth quarter, sales declined by 14 percent, to 240 MSEK (280). In local currency, sales declined by 3 percent. Operating income declined by 27 percent, to 73 MSEK (100). Currency translation affected the operating income comparison negatively. Operating margin was 30.5 percent (35.6).

Sales for the year declined by 2 percent to 1,063 MSEK (1,079), and operating income declined by 6 percent to 326 MSEK (347). In local currency, sales revenues for the year were flat as higher average prices compensated for volume declines. Operating margin amounted to 30.7 percent (32.1).

Pipe Tobacco and Accessories

Swedish Match is one of the largest pipe tobacco companies in the world and its products are marketed worldwide. The Borkum Riff brand is sold in over 60 countries. The Company has its most significant presence in South Africa, where local production takes place. Best Blend and Boxer are the most important brands in South Africa. Accessories include the sales of papers, filters, and other smoking related items, primarily in the UK and Australia. Pipe tobacco consumption is declining on most established markets.

During the fourth quarter, sales decreased to 226 MSEK (245). In local currencies, sales increased by 6 percent. Operating income grew by 4 percent, to 62 MSEK (60). Operating margin was 27.5 percent (24.4).

Sales for the year amounted to 899 MSEK (920). In local currencies, sales increased by 2 percent. Improved price levels compensated for lower volumes. Operating income was 261 MSEK (237). Operating margin amounted to 29.0 percent (25.8).

Lights (Matches and Lighters)

Swedish Match is a market leader in a number of markets for matches. The brands are mostly local, and have leading positions in their home countries. Larger brands include Solstickan, Three Stars, Fiat Lux, and Redheads. The Company produces and distributes disposable lighters and the main brand is Cricket. Swedish Match’s largest market for lighters is Russia.

During the fourth quarter sales amounted to 388 MSEK (521), while operating income increased to 50 MSEK (negative 31). Excluding divested businesses, sales for the fourth quarter were 4 percent below the fourth quarter prior year. In the fourth quarter of previous year, a total of 85 MSEK of restructuring costs were incurred. Operating margin was 13.0 percent (negative 5.9).

Sales for the year amounted to 1,503 MSEK (1,936). Excluding divested businesses, sales increased by 1 percent. Operating income during the year was 247 MSEK (58). During 2005, restructuring charges of 116 MSEK were incurred. Operating margin amounted to 16.4 percent (3.0).

Other Operations

Other operations include primarily the distribution of tobacco products on the Swedish market, as well as corporate overheads.

Sales in Other operations for the year decreased to 2,677 MSEK compared to 2,962 MSEK previous year, mainly as a result of divested businesses. For the year, operating income for Other operations was a negative 99 MSEK (negative 140).

Taxes

Total tax expense for the year amounted to 836 MSEK (919), corresponding to a tax rate of 26 percent (34). Following the ratification of a new double taxation treaty between Sweden and the USA in August, a tax provision for withholding tax on unremitted earnings from US subsidiaries has been reversed. The tax rate in 2005 was unusually high due to the one-time gain on the sale of real estate in New York and the non-deductible nature of certain restructuring expenses.

During the fourth quarter, an income tax related contingency accrual related to General Cigar, which was recorded prior to Swedish Match’s acquisition of General Cigar in 2000, was reversed. The reversal was recorded against goodwill, which decreased by 71 MUSD.

Earnings per share

Earnings per share for the year amounted to 8.12 SEK (5.61). This year’s earnings per share was positively affected by the one time pension plan curtailment gain, the unusually low income tax expense, as well as the one-time gain on investments. Earnings per share for 2005 was favorably impacted by the income from sale of real estate.

The Board proposes an increased dividend to 2.50 SEK (2.10). The dividend then amounts to 686 MSEK based on the number of shares outstanding at the end of the year.

Depreciation and amortization

Total depreciation and amortization amounted to 435 MSEK (458), of which depreciation on tangible assets amounted to 303 MSEK (337) and amortization of intangible assets amounted to 132 MSEK (121).

Financing and cash flow

At the close of the period the Group’s net debt amounted to 5,126 MSEK, as compared to 674 MSEK on December 31, 2005, an increase of 4,452 MSEK. The increase is primarily due to share repurchases, net, of 3,580 MSEK, acquisition of the Stockholm head office building, payments of dividend of 627 MSEK, unusually high tax payments and the acquisition of the Hajenius and Oud Kampen cigar brands. The Group’s direct investments in tangible fixed assets amounted to 304 MSEK (328).

Cash flow from operations was 1,335 MSEK compared with 2,718 MSEK a year ago. Cash flow from operations has been negatively affected by unusually high tax payments of 1,732 MSEK compared with 606 MSEK during 2005. Income tax payments include tax payments during the first quarter after dissolution of a Swedish tax allocation reserve in 2005.

During the period new bond loans of 5,457 MSEK have been issued, including the issuance of a 300 MEUR Eurobond under the Group’s Global MTN program.

Cash and cash equivalents, together with short term investments, amounted to 3,098 MSEK at the end of the period, compared with 3,657 MSEK at the beginning of the year.

Net financing cost for the year amounted to a negative 68 MSEK (negative 128). Net financing cost in the fourth quarter 2006 was positively affected by the gain on a sale of securities with an amount of 111 MSEK.

Average number of Group employees

The average number of employees in the Group during the year was 12,465 compared with 14,333 for the full year 2005. The number of employees decreased as a result of the divestment of businesses and rationalizations within several product areas.

Share structure

The Annual General Meeting on April 20, 2006 renewed the mandate to repurchase up to 10 percent of the shares of the Company. In addition, a decision was made to cancel 24.0 million shares held in treasury, with a contemporaneous bonus issue, without issuing new shares, of an amount equivalent to the amount represented by the cancelled shares or 28.8 MSEK. With the latter transaction the Company’s share capital did not decrease through the cancellation of shares. At an Extraordinary Meeting of the Shareholders on December 4, 2006 it was decided to cancel a further 20.6 million shares with a contemporaneous bonus issue, without issuing new shares, of an amount equivalent to the amount represented by these cancelled shares or 26.7 MSEK. The total number of registered shares of the Company, after the cancellations, is 280 million shares with a ratio value of 1.39 SEK. The Extraordinary Meeting of the Shareholders also renewed the mandate to repurchase shares up to an amount of 1,250 MSEK until the Annual General Meeting in April 2007. Of this amount 298 MSEK was utilized in January 2007.

In June, after Annual General Meeting approval, the Company issued 523,817 call options to senior management and key employees for the stock option program for 2005. These call options can be exercised from March 2, 2009 to February 28, 2011. The exercise price is 127.10 SEK.

During the year 32.9 million shares were repurchased at an average price of 111.57 SEK. As at December 31, 2006 Swedish Match held 5.6 million shares in its treasury, corresponding to 2.0 percent of the total number of shares. Total shares bought back by Swedish Match since the buyback programs started in 2000 have been repurchased at an average price of 69.15 SEK. During the year the Company has also sold 1.4 million treasury shares as a result of option holders exercising their options. The number of shares outstanding, net after repurchase and after the sale of the treasury shares as per year end amounted to 274.4 million. In addition, the Company has call options outstanding at year end corresponding to 4.0 million shares exercisable in gradual stages from 2007-2011.

The Board will propose to the Annual General Meeting in April 2007 a renewed mandate to repurchase shares of the Company up to an amount of 3 billion SEK until the next Annual Meeting in 2008. In addition a proposal will be made to cancel shares held in treasury with a contemporaneous bonus issue without issuing new share of an amount equivalent to the reduction of share capital through the cancellation of shares.

Other events

In January, 2006, the Company sold its Arenco subsidiary. Arenco manufacture machines for match manufacturing and packaging in Kalmar and Halmstad, Sweden and Shanghai, China.

On March 31, 2006 the Company divested its advertising lights and accessories business.

On March 31, 2006 the Company acquired the Hajenius and Oud Kampen premium cigar brands, related production machinery and the Hajenius cigar shop in Amsterdam from the Burger Group. The two brands, that are primarily sold in the Netherlands, Belgium and Germany have an annual turnover of approximately 12 MEUR.

In a matter regarding the use of the Cohiba brand in the United States, Cubatabaco has been seeking to cancel General Cigar’s registration for the Cohiba trademark in the US. The US Court of Appeals of the Second Circuit concluded that General Cigar was the rightful owner of the Cohiba trademark in the US. The matter was appealed to the US Supreme Court, and in June 2006, the Supreme Court denied review of the case. General Cigar is now seeking a final order of dismissal from the district court which heard this in September 2006. Further, Cubatabaco has asked the Office of Foreign Assets Control for a license to register the Cohiba trademark in the US and thereby cancel General Cigar’s registration of the trademark. General Cigar is opposing the granting of such a license.

On October 9, 2006, Standard & Poor’s lowered Swedish Match AB’s long term credit rating from A- to BBB+ with a negative outlook. Swedish Match’s credit rating with Moody’s is Baa1 with stable outlook.

Swedish Match North America and Lorillard Tobacco Company have agreed to jointly develop and market a select line of smokeless tobacco products in the United States. The parties anticipate that an initial product offering may be launched on some basis of geographic distribution in the not too distant future. Lorillard Tobacco Company is the third largest manufacturer of cigarettes in the United States, including the Newport brand, the best selling menthol cigarette in the country, and the Maverick, Old Gold, Kent and True brands. Lorillard is a wholly owned subsidiary of Loews Corporation, a NYSE company (LTR).

The Stockholm head office building was acquired in the fourth quarter. The book value of the building is 736 MSEK and is recorded as assets held for sale.

Nominating Committee

In accordance with the decision by the shareholders at the Annual General Meeting on April 20, 2006, the chairman of the Board, Bernt Magnusson, has formed a Nominating Committee with four representatives of the major shareholders of the Company. In addition to Mr. Magnusson the Committee consists of William N Booth (Wellington Management Company), Michael Allison (Morgan Stanley), Mads Eg Gensmann (Parvus Asset Management) and Andy Brown (Cedar Rock Capital). Mads Eg Gensmann has been elected chairman of the Committee. Among the Directors, Bernt Magnusson has announced that he will not stand for another term. Bernt Magnusson first joined Swedish Match in 1979 and has been the chairman since 1996. Tuve Johannesson, who joined the Board in 2002, decided to leave the Board as of October 24, 2006. At the upcoming Annual General Meeting on April 23, the Nominating Committee will propose the election of Conny Karlsson as chairman to the Swedish Match Board of Directors and Charles A. Blixt and John P. Bridendall as new members. Karsten Slotte has announced that he will not stand for another term.

Extraordinary shareholders’ meeting

At the Extraordinary General Meeting of Swedish Match on December 4, 2006 a mandate to repurchase shares of the Company for a maximum value 1,250 MSEK before the next Annual General Meeting in April 2007, as proposed by the Board of Directors, was approved. In addition a decision was made to cancel shares held in treasury with a contemporaneous bonus issue without issuing new shares equivalent the amount of cancelled shares.

The shareholders also approved adoption of amended principles for remuneration and other terms of employment for Group management. In addition, the stock option program for 2007 was approved.

The shareholders also approved the Nominating Committee’s proposal to change the fees to be paid to the Board of Directors, with the members of the board acquiring shares in the Company for an amount equal to the fee net after tax.

Swedish Match AB (publ)

Swedish Match AB (publ) is the parent company of the Swedish Match Group. Sales in the parent company for the year amounted to 13 MSEK (16). Profit before tax for the same period amounted to 6,904 MSEK (5,305) and net profit to 6,619 MSEK (4,562).

Capital expenditures during the year amounted to 1 MSEK (2). The cash flow for the period was 223 MSEK (1,380). Cash and cash equivalents at the end of the period amounted to 1,684 MSEK compared with 1,907 MSEK at the beginning of the year.

Equity in the parent company as of December 31, 2006 amounted to 8,253 MSEK of which 7,863 MSEK represents non-restricted equity.

Accounting principles

The financial information in this interim report has been prepared in accordance with the International Financial Reporting Standards (IFRS) approved by the European Commission for application within the EU. The report is prepared in accordance with the Accounting Standard IAS 34 Interim Financial Reporting. The accounting principles are the same as in the 2005 Annual Report.

From 2006 Swedish Match reports its operation in six primary segments: snuff, cigars, chewing tobacco, pipe tobacco & accessories, lights, and other. The lights segment comprises the former matches and lighters segments. Previous periods have been restated.

Outlook

Our strategic orientation holds firm. We will continue working with measures to stimulate organic growth particularly for moist snuff and cigars. The work of strengthening our established brands and launching new brands continues. We are intensifying our search for suitable acquisitions within the cigar product area.

In terms of results, 2006 was strong. Specifically for 2007, our results will be impacted by higher spending to drive organic growth and the unwinding of hoarding of snuff in Sweden in 2006 ahead of the excise tax increase. The operating margin for snuff will also be impacted negatively by a general decline of consumption as a consequence of the tax increase, at least for the first half year.

Additional information

The Annual General Meeting will be held in Stockholm on April 23, 2007. The annual report for 2006 is expected to be released and distributed in mid March. The first quarter 2007 report will be released on April 27.

Stockholm, February 14, 2007

Sven Hindrikes

President and Chief Executive Officer

Key data

	Full year 2006	Full year 2005
Operating margin, %1)	23.9	19.7
Operating capital, MSEK	7,883	7,765
Return on operating capital, %1)	39.5	34.7
Return on shareholders’ equity, %	63.3	36.6

Net debt, MSEK2)	5,126	674
Net debt/equity ratio, %2)	223.8	13.3
Equity/assets ratio, %	14.5	30.2
Investments in tangible assets, MSEK	304	328
EBITDA, MSEK3)	3,533	3,206
EBITA, MSEK4)	3,219	2,807
EBITA interest cover	19.6	26.6
Net debt/EBITA	1.6	0.2
Share data5)
Earnings per share, SEK
Basic	8.12	5.61
Diluted	8.09	5.59
Shareholders’ equity per share, SEK	8.34	16.60
Number of shares outstanding at end of period	274,367,981	305,901,281
Average number of shares outstanding	287,062,345	315,128,554
Average number of shares outstanding, diluted	288,161,247	316,226,392

1)	Excluding larger one time items
2)	Pension liabilities are not included in net debt
3)	Operating income excluding larger one time items adjusted for depreciation, amortization and writedowns
4)	Operating income excluding larger one time items adjusted for amortization and writedowns of intangible assets
5)	Net income attributable to Swedish Match equity holders

Consolidated Income Statement in summary

	October - December		Chg %	Full year 2006	Full year 2005	Chg %
MSEK	2006	2005
Sales, including tobacco tax	6,097	5,876		21,991	22,120
Less tobacco tax	-2,640	-2,376		-9,080	-8,809

Sales	3,457	3,500	-1	12,911	13,311	-3
Cost of goods sold	-1,877	-1,959		-6,674	-7,278

Gross profit	1,581	1,540	3	6,237	6,033	3
Sales and administrative expenses*	-785	-869		-3,013	-3,226
Shares in earnings of associated co.	3	5		11	18

Operating income	799	678	18	3,235	2,825	15
Financial income**	149	31		237	91
Financial expenses	-95	-67		-305	-219

Net financing cost	54	-36		-68	-128

Income before taxes	853	642	33	3,167	2,696	17
Taxes	-251	-186		-836	-919

Net income for the period	602	456	32	2,331	1,777	31

Attributable to:
Swedish Match equity holders	602	456		2,330	1,769
Minority interests	0	0		1	9

Net income for the period	602	456	32	2,331	1,777	31

Earnings per share, basic, SEK	2.18	1.47		8.12	5.61
Earnings per share, diluted, SEK	2.18	1.46		8.09	5.59

*	Including income from sale of real estate of 206 MSEK during the third quarter 2005 and a pension curtailment gain of 148 MSEK during the second quarter 2006
**	Including a gain on sale of securities of 111 MSEK in the fourth quarter 2006

Consolidated Balance Sheet in summary

MSEK	Dec 31, 2006	Dec 31, 2005
Intangible fixed assets	3,469	4,265
Tangible fixed assets	2,221	2,488
Financial fixed assets	1,156	1,150
Current operating assets*	5,827	5,245
Short-term investments	56	332
Cash and cash equivalents	3,042	3,325

Total assets	15,770	16,806

Swedish Match equity holders	2,287	5,079
Minority interests	3	3

Total equity	2,290	5,083
Long-term provisions	1,748	3,072
Long-term loans	7,815	2,867
Other long-term liabilities	4	17
Short-term provisions	61	293
Short-term loans	409	1,464
Other current liabilities	3,443	4,010

Total shareholders’ equity, provisions and liabilities	15,770	16,806

*	Includes assets held for sale amounting to 747 MSEK, mainly attributable to the head office in Stockholm

Consolidated Cash Flow Statement in summary

MSEK	Jan - Dec 2006	Jan - Dec 2005
Income after financial items	3,167	2,696
Non-cash items and other	116	323
Taxes paid	-1,732	-606
Cash flow from operations before changes in Working Capital	1,551	2,413
Cash flow from changes of Working Capital	-216	305

Cash flow from operations	1,335	2,718
Investments
Investments in property, plant and equipment	-304	-328
Sales of property, plant and equipment	100	628
Investments in intangibles	-270	—
Payment of minority shares in General Cigar	—	-1,100
Acquisition of subsidiaries and associated companies	-29	—
Investments in other companies	—	-92
Divestment of business operations	31	184
Changes in financial receivables etc.	-60	-44
Changes in short-term investments	277	612

Cash flow from investments	-255	-140
Financing
Changes in loans	3,129	743
Dividends	-627	-612
Repurchase of own shares	-3,674	-1,434
Sale of treasury shares	94	23
Other	-86	-162

Cash flow from financing	-1,164	-1,441
Cash flow for the period	-85	1,137
Cash and cash equivalents at the beginning of the period	3,325	2,058
Translation difference attributable to cash and cash equivalents	-198	130

Cash and cash equivalents at the end of the period*	3,042	3,325

*	Cash and cash equivalents include short term investments with a maturity of less than 90 days from acquisition. Prior year has been restated.

Change in Shareholders’ equity

	January - December 2006			January - December 2005
MSEK	Swedish Match equity holders	Minority interest	Total equity	Swedish Match equity holders	Minority interest	Total equity
Opening balance as per Dec 31	5,079	3	5,083	4,579	481	5,060
Repurchase of own shares	-3,679		-3,679	-1,434		-1,434
Sale of treasury shares	94		94	23		23
Dividend paid	-627		-627	-612		-612
Acquisition of minority shares in General Cigar					-532	-532
Divestment of shares in Wimco					-6	-6
Fair value reserve IAS 39 etc.	-38	-1	-38	48	17	65
Translation difference for the period	-872	0	-872	707	34	741
Net income for the period	2,330	1	2,331	1,769	9	1,777

Closing balance at end of period	2,287	3	2,290	5,079	3	5,083

Quarterly data

MSEK	Q4/04	Q1/05	Q2/05	Q3/05	Q4/05	Q1/06	Q2/06	Q3/06	Q4/06
Sales, including tobacco tax	5,343	4,886	5,604	5,754	5,876	4,797	5,502	5,595	6,097
Less tobacco tax	-2,132	-1,918	-2,220	-2,294	-2,376	-1,846	-2,260	-2,335	-2,640

Sales	3,211	2,967	3,384	3,461	3,500	2,951	3,242	3,261	3,457
Cost of goods sold	-1,843	-1,629	-1,842	-1,848	-1,959	-1,456	-1,657	-1,675	-1,877

Gross profit	1,367	1,338	1,542	1,612	1,540	1,495	1,584	1,586	1,581
Sales and administrative expenses	-861	-802	-901	-860	-869	-775	-818	-793	-785
Shares in earnings of associated co.	2	2	6	4	5	1	5	3	3

	508	538	647	756	678	721	772	796	799
Larger one time items
Pension curtailment gain	—	—	—	—	—	—	148	—	—
Income from sale of real estate	—	—	—	206	—	—	—	—	—

Operating income	508	538	647	962	678	721	920	796	799
Financial income	7	26	22	15	31	31	25	33	38
Financial expenses	-74	-46	-55	-55	-67	-56	-65	-89	-95

	-67	-20	-33	-40	-36	-25	-40	-57	-57
Larger one time items
Gain on sale of securities	—	—	—	—	—	—	—	—	111

Net financial cost	-67	-20	-33	-40	-36	-25	-40	-57	54

Income before tax	441	518	614	922	642	696	880	739	853
Income taxes	-145	-172	-209	-353	-186	-209	-264	-113	-251

Net income for the period	297	347	405	569	456	487	616	626	602

Attributable to:
Swedish Match equity holders	273	340	404	569	456	487	616	626	602
Minority interests	23	7	2	0	0	0	0	0	0

Net income for the period	297	347	405	569	456	487	616	626	602

Sales by product area

MSEK	Q4/04	Q1/05	Q2/05	Q3/05	Q4/05	Q1/06	Q2/06	Q3/06	Q4/06
Snuff	726	703	800	809	819	785	831	785	963
Cigars	790	734	841	874	834	759	888	903	857
Chewing Tobacco	237	242	267	290	280	273	277	273	240
Pipe Tobacco & Accessories	242	216	218	241	245	238	218	217	226
Lights	508	437	524	454	521	387	368	360	388
Other operations	708	635	734	792	800	510	659	723	784

Total	3,211	2,967	3,384	3,461	3,500	2,951	3,242	3,261	3,457

Operating income by product area

MSEK	Q4/04	Q1/05	Q2/05	Q3/05	Q4/05	Q1/06	Q2/06	Q3/06	Q4/06
Snuff	287	324	388	401	392	380	381	383	460
Cigars	108	136	112	188	176	158	202	225	163
Chewing Tobacco	67	69	83	94	100	83	78	92	73
Pipe Tobacco & Accessories	72	60	56	62	60	75	57	67	62
Lights	5	-4	45	47	-31	62	71	63	50
Other operations	-30	-47	-37	-37	-20	-38	-17	-35	-9

Subtotal	508	538	647	756	678	721	772	796	799
Larger one time items
Pension curtailment gain	—	—	—	—	—	—	148	—	—
Income from real estate sale	—	—	—	206	—	—	—	—	—

Subtotal	—	—	—	206	—	—	148	—	—

Total	508	538	647	962	678	721	920	796	799

Operating margin by product area

Percent	Q4/04	Q1/05	Q2/05	Q3/05	Q4/05	Q1/06	Q2/06	Q3/06	Q4/06
Snuff	39.5	46.0	48.5	49.5	47.8	48.5	45.9	48.8	47.8
Cigars	13.6	18.6	13.3	21.5	21.1	20.8	22.7	24.9	19.0
Chewing Tobacco	28.4	28.6	31.2	32.5	35.6	30.5	28.3	33.6	30.5
Pipe Tobacco & Accessories	29.8	27.6	25.6	25.7	24.4	31.3	26.0	31.0	27.5
Lights	0.9	-1.0	8.7	10.5	-5.9	16.1	19.4	17.5	13.0

Group*	15.8	18.1	19.1	21.9	19.4	24.4	23.8	24.4	23.1

*	Excluding larger one time items

Swedish Match AB (publ), SE-118 85 Stockholm

Visiting address: Rosenlundsgatan 36, Telephone: +46 8 658 02 00

Corporate Identity Number: 556015-0756

www.swedishmatch.com